90 Hudson Street

Jersey City, NJ 07302

September 1, 2010

VIA EDGAR

Valerie J. Lithotomos

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”) File Nos. 333-168511 and 811-03942

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Company and its principal underwriter, Lord Abbett Distributor LLC (the “Distributor”), hereby request that the Securities and Exchange Commission (the “Commission”) accelerate to 9:00 a.m. Eastern time on September 2, 2010 or as soon as practicable thereafter the effective date of each of: (1) the Company’s Registration Statement on Form N-14, which was filed with the Commission on August 3, 2010 pursuant to Rule 488 under the 1933 Act (the “Registration Statement”); and (2) Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the Commission today.

As discussed during an August 31, 2010 telephone conversation among Richard Pfordte, Thomas R. Phillips, Deputy General Counsel of Lord, Abbett & Co. LLC (“Lord Abbett”), the Company’s investment adviser, and Brooke A. Fapohunda, Counsel of Lord Abbett, any assistance you can provide in meeting this acceleration request would be greatly appreciated so that the Company may timely commence the offering described in the Registration Statement.

Respectfully submitted,

Lord Abbett Municipal Income Fund, Inc.

By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

Lord Abbett Distributor LLC
By:	Lord, Abbett & Co. LLC,
its Managing Member

By:	/s/ Lawrence H. Kaplan
Name:	Lawrence H. Kaplan
Title:	Member